September 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-3628

Attn:	Courtney Lindsay, Celeste M. Murphy, Tracie Mariner, and Kevin Vaughn

Re:	Metacrine, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-248292)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on September 15, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 635 copies of the Company’s Preliminary Prospectus dated September 9, 2020 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Jefferies LLC
Evercore Group L.L.C.
RBC Capital Markets, LLC

As representatives of the several Underwriters

By: Jefferies LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

By: Evercore Group L.L.C.

By:	/s/ Maren Winnick
Name:	Maren Winnick
Title:	Senior Managing Director

By: RBC Capital Markets, LLC

By:	/s/ Vincent Lozada
Name:	Vincent Lozada
Title:	Managing Director

[Signature Page to Acceleration Request Letter]